Exhibit 4.1

AGREEMENT OF AMENDMENT TO THE SERIES A AND SERIES B

COMMON STOCK PURCHASE WARRANTS OF CQENS TECHNOLOGIES INC.

This amendment to both the Series A and Series B Common Stock Purchase Warrants of CQENS Technologies Inc. (“Amendment”) is dated as of September 3, 2026 (the “Effective Date”), by and between CQENS Technologies Inc., a Delaware corporation (the “Company”) and Xten Capital Group, Inc., a Minnesota corporation (the “Holder”). Company and the Holder are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties.”

RECITALS

WHEREBY, the Parties previously entered into that certain Series A and Series B Common Stock Purchase Warrants of CQENS Technologies Inc. (the “Warrants”) and

WHEREBY, the Parties desire to amend the Warrants pursuant to the terms and conditions of this Amendment and the Board of Directors of the Company has approved this Amendment to be effective as of the date hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Amendment to Section 1.1 of the Series A Warrant Exercise Period. Section 1.1 of the Series A Warrant Exercise Period is hereby amended and restated in its entirety as follows:

“Exercise Period. The Series A Warrant exercise period (“Exercise Period”) shall now be exercisable commencing September 30, 2029 and shall terminate at 5:00 p.m. Central time on September 30, 2032 (the “Expiration Date”). In the Company’s sole discretion, it may accelerate the commencement of the Exercise Period or extend the Expiration Date of this Warrant upon notice to the Holder.”

2.	Amendment to Section 1.1. of the Series B Warrant Exercise Period. (“Exercise Period”). Section 1.1. of the Series B Warrant Exercise Period is hereby amended and restated in its entirety as follows:

“Exercise Period. In consideration for Xten’s agreement to extend the Series A Warrant Exercise Period to now commence September 30, 2029 and terminate at 5:00 p.m. Central time on September 30, 2032 (the “Expiration Date”), the Company agrees to delay the exercise period of the Series B Warrant to commence September 30, 2029 with the exercise period terminating at 5:00 p.m. Central time on September 30, 2032 (the “Expiration Date”). In the Company’s sole discretion, it may accelerate the commencement of the Exercise Period or extend the Expiration Date of this Warrant upon notice to the Holder.

3.	Construction. Unless otherwise defined herein, capitalized terms shall have the meanings set forth in the Warrant. The terms of this Amendment amend and modify the Warrant as if fully set forth in. Upon the effectiveness of this Amendment, all references in the Warrant to “the Warrant” or “this Warrant,” as applicable, shall refer to the Warrant, as modified by this Amendment. If there is any conflict between the terms, conditions and obligations of this Amendment and the Warrant, this Amendment’s terms, conditions and obligations shall control. All other provisions of the Warrant not specifically modified by this Amendment are expressly preserved.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date above.

CQENS Technologies Inc.		Xten Capital Group Inc.

By:	/s/William P. Bartkowski	By:	/s/Alexander Chong
Name:	William P. Bartkowski	Name:	Alexander Chong
Title:	Secretary / Chief Administrative Officer	Title:	Chairman / CEO